SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc was notified on 4 April 2014 that the following transactions in the Company's ordinary shares of 5p by PDMRs took place on 4 April 2014 in London:

Purchase of ordinary shares of 5p

Name	Beneficial interest in shares before purchase	Shares Purchased	Price shares purchased at £	% of Issued Share capital acquired	Total beneficial holding following notification	% of issued Share capital held
A Nightingale	15,000	15,000	13.28	0.0006	30,000	0.0012

The shares are registered in the name of a nominee account with UBS.

Disposal of ordinary shares of 5p each

Name	Beneficial interest in shares before sale	Shares Disposed of	Price shares sold at £	% of Issued Share Capital disposed	Total beneficial holding following notification	% of issued Share capital held
J Hunt	121,968	36,000	13.3847	0.0014	85,968	0.0034
J Murray	85,024	27,000	13.3847	0.0011	58,024	0.0023

Award under the Prudential Long Term Incentive Plan

On 4 April 2014, the Company made the following award to a PDMR under the Prudential Long Term Incentive Plan (LTIP).

Under the LTIP the Remuneration Committee can make conditional share awards over ordinary shares of 5p to executives. The awards made will only be released in April 2017 subject to the achievement of performance criteria. As set out in detail in the 2013 Directors' Remuneration Report, awards will only be released in full if stretching performance targets in respect of Total Shareholder Return and IFRS Operating Profit are met.

The following awards of ordinary shares of 5p in the Company have been made at a market price of £13.1950:

Name	Total number of conditional shares held before award	Number of conditional shares awarded	% of issued share capital awarded	Total number of conditional shares held following award	% of issued share capital held as conditional share awards following award
J Foley	457,057	29,556	0.0012	486,613	0.01898

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

7 April 2014

Name of contact and telephone number for queries:

Jennie Webb, Share Plans Manager, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification:

Stefan Bort, Deputy Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 April 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary